Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

COMPLETION OF OFFERING OF CASH-PAR SETTLED CONVERTIBLE SENIOR NOTES

This announcement is issued by Trip.com Group Limited (“Trip.com Group” or the “Company”) pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of the Company dated June 4, 2024 and June 5, 2024 in relation to the offering of up to US$1.5 billion cash-par settled convertible senior notes.

COMPLETION OF OFFERING OF US$1.5 BILLION CASH-PAR SETTLED CONVERTIBLE SENIOR NOTES

Trip.com Group announced the completion of its offering (the “Notes Offering”) of US$1.5 billion in aggregate principal amount of convertible senior notes due 2029 (the “Notes”), including the initial purchasers’ full exercise of option to purchase an additional US$200 million in aggregate principal amount of the Notes. The Notes have been offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

The Company plans to use the net proceeds from the Notes Offering for repayment of existing financial indebtedness, expansion of its overseas business, and working capital needs.

The Notes will be general unsecured obligations of the Company and bear interest at a rate of 0.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2024. The Notes will mature on June 15, 2029 unless repurchased, redeemed, or converted in accordance with their terms prior to such date.

The initial conversion rate of the Notes is 15.0462 American depositary shares (“ADSs”), each currently representing one ordinary share of the Company, per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$66.46 per ADS. The initial conversion price represents a premium of approximately 32.5% over the last reported sale price of US$50.16 per ADS on Nasdaq on June 4, 2024. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events.

The Notes contemplate cash-par settlement upon conversion. Upon conversion, the Company will pay cash up to the aggregate principal amount of the Notes being converted and have the right to elect to settle the conversion consideration for amounts in excess of the aggregate principal amount using cash, ADSs, or a combination of cash and ADSs. Holders may elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion, subject to certain conditions and procedures.

The dilutive effect of the Notes upon conversion depends on the then applicable conversion rate and the ADS price. Based on the initial conversion rate and assuming no adjustments, if the ADS price is US$66.46, being the initial conversion price of the Notes, or lower, no ordinary shares (including in the form of ADSs) will be issued if the Notes are converted in full. If the ADS price exceeds US$66.46, ordinary shares (including in the form of ADSs) may be issued if the Notes are converted in full, which may in turn have a dilutive effect. In addition, following certain corporate events (such as in the event of a “fundamental change” as defined in the indenture of the Notes, including but not limited to the ADSs of the Company ceasing to be listed on a recognized United States exchange or the shareholders’ approval of any proposal for the liquidation or dissolution of the Company) that occur prior to the maturity date or following our delivery of a notice of redemption of the Notes, we will, in certain circumstances, increase the conversion rate (which will not exceed 19.9362 ADSs per US$1,000 principal amount of the Notes). For the purposes of illustrating the maximum dilutive effect, in the case where the market price of the ADS increases to an amount such that the value of the total ADSs deliverable per US$1,000 principal amount of Notes upon conversion far exceeds the initial US$1,000 par value of the Notes, the theoretical maximum number of ordinary shares deliverable to a holder who elects to convert its Notes in connection with such a corporate event or notice of redemption (including in the form of ADSs) will represent 3.47% of the ordinary shares issued and outstanding as of April 30, 2024. This “make-whole” increase of the conversion rate is subject to the same adjustments as the initial conversion rate noted above.

In addition, the Company repurchased approximately 6.0 million ordinary shares (in the form of ADSs) concurrently with the Notes Offering pursuant to its existing share repurchase plans in off-market privately negotiated transactions effected through one or more of the initial purchasers or their affiliates as its agent. Such ordinary shares represent 0.92% of the ordinary shares issued and outstanding as of April 30, 2024, and are generally expected to offset some of the potential dilution to the holders of the Company’s ordinary shares (including in the form of ADSs) upon conversion of the Notes, taking into the account the settlement method of the Notes.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof have not been registered under the Securities Act, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or ordinary shares, Trip. com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip. com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies, or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Full version of the press release issued by the Company on June 7, 2024 (U.S. Eastern Time) announcing the aforementioned completion of the Notes Offering is available at the Company’s investor relations website at https://investors.trip.com.

By order of the Board
Trip.com Group Limited James Jianzhang Liang
Executive Chairman of the Board

Singapore, June 10, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun, and Mr. Junjie He as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li, and Mr. JP Gan as independent directors.

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